Exhibit 99.50

DeFi Technologies Inc. Announces Q2 2023 Financial Results with AUM at CAD$183 million - up 73% from the Previous Year-End And Other Corporate Updates

TORONTO – August 23, 2023 – DeFi Technologies Inc. (the “Company” or “DEFI”) (NEO: DEFI) (GR: R9B) (OTC: DEFTF), a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets, Web3 and decentralized finance, announces its financial performance for the six months ended June 30, 2023 (all amounts in Canadian dollars, unless otherwise stated).

Key Highlights of Q2 2023:

●	The Company reported a healthy cash balance at June 30, 2023 of $3.7 million compared to $4.9 million at December 31, 2022. The Company’s venture portfolio investments were valued at $43.8 million by the end of the quarter.

●	AUM grew 73% to $183 million as of June 30, 2023, up from $106 million as of December 31, 2022.

●	DeFi Technologies wholly owned subsidiary, Valour Inc., announced the launch of first physically backed Bitcoin Carbon Neutral Product (ETP) on Frankfurter Wertpapierboerse XETRA

●	Valour Inc. entered into a collaboration with Bitcoin Suisse AG, the Swiss crypto-finance and technology pioneer. The product partnership aims to issue Exchange Traded Products (ETPs) backed 1:1 by digital assets, leveraging both Valour Inc.’s and Bitcoin Suisse AG’s unique capabilities and long standing expertise in the digital asset market.

●	Valour Inc. announced the launch of Valour Digital Asset Basket 10 (ETP) on Nordic Growth Market

●	The Company appointed Sue Ennis to the Board of Directors

●	Total revenues reached $8.0 million and $4.4 million for the three and six months ended June 30, 2023. This is a significant improvement from the revenues of $(5.2) million and $(3.4) million for the respective periods in 2022.

●	The net loss for the three and six months ended June 30, 2023 was minimal at $(16) thousand and $(8.7) million. This shows a noteworthy recovery from the net loss of $(17.9) million and $(30.2) million for the same durations in 2022 – an improvement of $17.9 million and $21.5 million from the comparative periods in 2022.

●	The Company’s commitment to prudent financial management is evident from its lower operating, general, and administrative costs in 2023. Operating, general, and administration costs for the three and six months ended June 30, 2023 were $1.8 million and $3.9 million, down from $3.2 million and $6.9 million in 2022.

●	Total expenses for the three and six months ending June 30, 2023 stood at $7.8 million and $13 million, a decrease of 39% and 51% YoY. This decrease reflects from $12.7 million and $26.8 million for the same periods in 2022.

“We have once again delivered solid results this quarter, with our AUM reaching $183 million, indicating a 73% growth from the end of last year,” stated Olivier Roussy Newton, Chief Executive Officer of DeFi Technologies. “Our financial performance, combined with the significant improvement in our net results and our continued focus on cost optimization, shows our dedicated approach to value creation. As we move forward, we remain committed to expanding our ETP offerings and solidifying our position as a leader in the evolving Web 3.0 space.”

ETPs/Valour:

Valour’s ETP business, Valour Inc., reported AUM of $183 million as of June 30, 2023, a 73% increase from December 31, 2022’s report of $106 million.

Liquidity:

The Company ended the quarter with a cash balance of $3.7 million, compared to $4.9 million at the close of 2022. Additionally, the venture portfolio investments stood firm at $43.8 million.

Financial Performance:

For the six months ending June 30, 2023:

●	Revenues surged to $8.0 million and $4.4 million for the three and six months, compared to $(5.2) million and $(3.4) million reported for the same periods in 2022.

●	Net loss was $(16) thousand and $(8.7) million, a significant improvement from the net loss of $(17.9) million and $(30.2) million during the corresponding periods in 2022.

●	The Company continues to emphasize fiscal responsibility and growth, evident from the reduced operating costs and the enhanced ETP products portfolio.

Shares for Debt Settlement

The Company is also pleased to announce that the Company has entered into shares for debt settlement agreements with a lender, an officer and consultants of the Company to settle an aggregate amount of approximately C$604,543.34 of accrued debt obligations and accrued fees owing to such lender, officer and consultants of the Company (collectively, the “Debt”) by issuing common shares of the Company (the “Debt Shares”) at a price of C$0.105 per Debt Share for a total of 5,757,827 Debt Shares (the “Debt Settlement”).

The Company believes that the Debt Settlement will strengthen its balance sheet by reducing its liabilities as well as further align the interests of its lenders, officers and consultants with the shareholders of the Company. The Debt Settlement is subject to the acceptance of the Cboe Canada.

The issuance of the Debt Shares to an officer of the Company constitutes a “related party transaction” as this term is defined in Multilateral Instrument 61-101: Protection of Minority Securityholders in Special Transactions (“MI 61-101”). The Company is relying on the exemptions from the valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 as neither the fair market value of the Debt Shares nor the debt exceeds 25% of the Company’s market capitalization.

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF) is a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi).

With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem.

Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. issues exchange traded products (ETPs) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP and Valour Digital Asset Basket 10, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Enjin (ENJ), Bitcoin Carbon Neutral (BTCN) and Valour Digital Asset Basket 10 (VDAB10) ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information, to subscribe, or to receive company updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the Debt Settlement; development of ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

# # #

For further information, please contact:

Investor Relations

ir@defi.tech

3